Exhibit 99.1

Grant of Share Options under Share Option Scheme and Awards under

Long Term Incentive Plan

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, December 15, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on December 14, 2021, it granted share options under the Share Option Scheme adopted by HUTCHMED in 2015 as refreshed in April 2020 (the “Share Option Scheme”) and conditional awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct a compensation benchmarking research on peer group U.S. and China biotech companies. The Remuneration Committee comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under the policy is in line with that peer group.

HUTCHMED granted share options under its Share Option Scheme to Dr Weiguo Su (Executive Director and Chief Scientific Officer of the Company) and 14 other employees to subscribe for a total of 808,940 Ordinary Shares represented by 161,788 American Depositary Shares (“ADSs”) (each equating to five Ordinary Shares) subject to the acceptance of the grantee.

Details of such share options granted prescribed are as follows:

Date of grant	:	December 14, 2021
Exercise price of share options granted	:

US$35.21 per ADS (equivalent to HK$54.93 per Ordinary Share at the conversion rate HK$7.8=US$1) (such exercise price has been determined by reference to the price of the Ordinary Shares on The Stock Exchange of Hong Kong Limited (“HKEX”))

Number of share options granted	:	808,940 represented by 161,788 ADSs (five share options shall entitle the holder thereof to subscribe for one ADS)
Closing market price of ADSs on the date of grant	:	US$35.00 per ADS (equivalent to HK$54.60 per Ordinary Share at the conversion rate HK$7.8=US$1)
Validity period of the share options	:	From December 14, 2021 to December 13, 2031
Vesting period of the share options	:	The share options will vest at 25% on each of the first, second, third and fourth anniversaries of the date of grant of share options.

Among the share options granted, 24,930 share options represented by 4,986 ADSs were granted to Dr Weiguo Su (Executive Director and Chief Scientific Officer of the Company), being a person discharging managerial responsibility under the UK Market Abuse Regulation.

At the same time, HUTCHMED also granted two employees of the Group with non-performance based LTIP Awards.

The notification set out below is provided in accordance with the requirements of the UK Market Abuse Regulation.

Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10)
	Identification code	Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 24,930 Ordinary Shares represented by 4,986 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	4,986

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-12-14
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,500 personnel across all its companies, at the center of which is a team of over 1,400 in oncology/immunology.  Since inception it has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500